SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 01 December 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosures: 1. BT appoints Tony Chanmugam as GFD announcement made on 01 December 2008

    December 1, 2008

BT APPOINTS TONY CHANMUGAM AS GROUP FINANCE DIRECTOR

BT today announces the appointment of Tony Chanmugam as Group Finance Director for BT Group. He also joins the BT Group Board. Tony succeeds Hanif Lalani who was recently appointed Chief Executive of BT Global Services.

Tony moves from his current positions as Chief Financial Officer of BT Retail, and as Managing Director of BT Enterprises.

During the four years he has spent at BT Retail, Tony has been pivotal in the transformation of the £8.5 billion business which serves the consumer and SME markets in the UK and Ireland. Profits have been turned around from double digit decline into healthy growth. At the same time, he has led efficiency programmes which have delivered annualised cost savings of around £1 billion.

Tony is also currently Managing Director of BT Enterprises, the division of BT Retail which includes Conferencing, Redcare (Security Service), Directories, Payphones, DABS (Internet Retailing) and Expedite (Multi-channel Retail Solutions). This is a growing and profitable business with revenues of approx £800 million in the last financial year.

From 1997 to 2004, Tony was Chief Financial Officer and then Chief Operating Officer at BT Global Solutions, a business serving multinational organisations in more than 100 countries. While he was there, the division delivered annual growth of approximately 30% to achieve annual revenues of around £3 billion. At the same time, it turned from a loss making into a strongly and consistently profitable operation. Global Solutions has since become part of BT Global Services.

Tony Chanmugam said

"In a business where prices are falling all the time, cost and process transformation are the critical drivers of profitable growth. This has been my principal focus in BT Retail, and at BT Global Solutions before that. I am extremely excited about the opportunity to apply the same determination to driving cost transformation through the BT Group"

Ian Livingston, Chief Executive of BT Group, welcomed the appointment

"In each of the senior positions he has held in BT, Tony Chanmugam has delivered transformational change and well controlled, profitable businesses. Tony will now accelerate the pace of change across BT. I congratulate him on his appointment and welcome him onto the BT Group Board"

Tony's appointment takes immediate effect and follows a thorough recruitment process in which both internal and external candidates were considered.

For further information

E
nquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the
UK
 dial + 44 20 7356 5369. All news releases can be accessed at our web site:
http://www.btplc.com/News

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group plc's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.bt.com/aboutbt

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 01 December 2008